Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on December 4, 2015

CHONGQING, China — November 25, 2015 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy”, the “Company” or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will hold its annual general meeting of shareholders at Unit 1006, Zhongrong Mansion, No. 1088, Pudong Nan Road, Shanghai, People’s Republic of China, on December 4, 2015, at 2:00 PM (local time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 26, 2015 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://dqsolar.investorroom.com, by e-mailing the Company’s Investor Relations Department at Kevin.he@daqo.com, or by writing to:

Unit 1006, Zhongrong Mansion, No. 1088, Pudong Nan Road

Shanghai, 200120

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world’s lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: Kevin.he@daqo.com